TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Southbeach Trust R6 Caroline Toce, Trustee 42 Beacon Hill Lane New Canaan CT 06840	Class A Common Stock	8/6/2025	828	$ 15,516.00
-same as above-	Class A Common Stock	8/6/2025	829	$ 15,701.26
-same as above-	Class A Common Stock	8/6/2025	8,402	$ 157,453.48
-same as above-	Class A Common Stock	8/6/2025	8,405	$ 159,190.70
-same as above-	Class A Common Stock	8/6/2025	2,249	$ 42,146.26
-same as above-	Class A Common Stock	8/6/2025	2,250	$ 42,615.00
-same as above-	Class A Common Stock	8/6/2025	3,370	$ 63,153.80
-same as above-	Class A Common Stock	8/6/2025	3,370	$ 63,827.80
-same as above-	Class A Common Stock	7/22/2025	1,468	$ 22,401.68
-same as above-	Class A Common Stock	7/7/2025	4,025	$ 59,621.24
-same as above-	Class A Common Stock	6/16/2025	5,345	$ 66,568.76